GOOSEHEAD INSURANCE, INC.

Statement of Policy Concerning Trading in Company Securities Adopted February 24, 2025

I.SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is Goosehead Insurance, Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business; and that, when carrying out Company business, directors, officers, and employees must avoid any activity that violates applicable laws or regulations. To this end, when trading in Company securities, each director, officer, employee of the Company, and each other person listed below is expected to abide by this policy (such policy, the “Trading Policy”). In order to avoid even an appearance of impropriety, the Company’s directors, officers, and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension, or termination of any such written trading plan is subject to pre-approval requirements and other limitations. However, in the event the Securities and Exchange Commission (the “SEC”) or other agency adopts regulations or laws in the future that are inconsistent with the terms of this Trading Policy then any transaction involving the Company’s securities are subject to and must comply with the then current rules and regulations as determined by the Company’s General Counsel or other Authorizing Officer (as defined below).

II.THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES
A.General Rule.
The U.S. federal securities laws prohibit the Company’s Insiders (as defined below) from using information about the Company in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units, or other equity or debt securities).

All Insiders should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if a director, officer, or employee of a company learns material information through the course of his or her employment, that person is prohibited from buying or selling securities (including the company’s securities and the securities of other companies that could be impacted by the information) until the information has been adequately disclosed to the public. This is because the director, officer, or employee knows information that could cause the price of the security to change and has a duty to the company not to use the information for his or her personal gain. Trading on the basis of material inside information is fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. Courts and regulators often second-guess materiality determination with the benefit of hindsight. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include (but are not limited to):

•Significant changes in the prospects and key performance indicators of the Company,

•Actual, anticipated, or targeted revenue, earnings, dividends, and other financial information,

•Operational developments that could affect the Company’s financial performance or forecasts, such as changes in the Company’s relationship with a key customer or supplier,

•Financial, sales, and other significant internal business forecasts, or a change in previously released estimates,

•Pending or proposed mergers, business acquisitions, tender offers, joint ventures, restructurings, dispositions, or the expansion or curtailment of operations,

•Significant cyber security or data protection events, including but not limited to any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information,

•Proposed equity or debt offerings or significant borrowing,

•Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,

•Significant changes in accounting treatment, write-offs, or effective tax rate,

•Pending or threatened significant litigation or governmental investigation, or the resolution of such matters,

•Liquidity problems or impending bankruptcy,

•Changes in auditors or auditor notification that the Company may no longer rely on an audit report,

•Changes in control of the Company or changes in the Board of Directors or top management, and

•Stock splits or other corporate actions.

In this Trading Policy, we use the term “inside information” to refer to information that has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of a Form 8-K or issuance of a press release) and/or the investing public has not had time to fully absorb the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any Insider in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable.

Inside information obtained through the course of employment or service as a director does not belong to the individual Insiders who may handle it or otherwise become knowledgeable about it. The information is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company without authorization violates his or her confidentiality obligations to the Company, and may be in breach of his or her fiduciary, loyalty, or other duties to the Company. More particularly, trading on the basis of Company inside information harms the Company and its investors.

The SEC, the Financial Industry Regulatory Authority (“FINRA”), prosecutors, and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the Insider or anyone who trades on information provided by an Insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive. In addition, the mere perception that an Insider traded with the knowledge of material inside information could harm the reputation of the Company and that Insider. Accordingly, the Company’s Trading Policy is in some cases more restrictive than what applicable insider trading laws might otherwise require.

B.Who Is Subject to this Trading Policy?
Except where stated otherwise, this Trading Policy applies to the following individuals and entities, without regard to where they are located in the U.S. or internationally. We refer to these individuals and entities collectively as “Insiders”:

a)directors, officers, and all other employees of the Company and its subsidiaries, and other people who may gain access to Company inside information, including contractors and consultants,

b)the spouses, domestic partners, and minor children (even if financially independent) of such directors, officers, or employees (collectively, “Family Members”),

c)anyone to whom Company directors, officers, or employees provide significant financial support, and

d)any entity or account over which the persons listed in a) to c) above, have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account) and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest, other than any blind trust that is approved by the General Counsel.

Because of their access to confidential information on a regular basis, Company policy subjects its “Window Group” (as defined below) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section E below. In addition, directors, officers, and certain employees with inside knowledge of material inside information may be subject to ad hoc restrictions on trading from time to time.

In addition, the Company itself must comply with U.S. securities laws applicable to its own securities trading activities, and will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material inside information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and attached as Exhibit A hereto, if applicable, and the prior approval of the General Counsel.

C.Hedging and Derivatives.
Insiders are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars, and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, Insiders are also prohibited from shorting the Company’s securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, officer, or employee to prove that he or she did not know about the announcement or event.

If the SEC or FINRA were to notice active options trading by one or more directors, officers, or employees of the Company prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from engaging in derivative transactions as described above involving the Company’s stock. This Trading Policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

D.Pledging of Securities, Margin Accounts.
Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits Insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

E.General Guidelines.
The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it, or with prior approval of the General Counsel. No Insider should discuss material inside information in public places or in common areas on Company property.

2.Trading in Company Securities. No Insider may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities, when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of compensatory stock options for cash is not subject to this Trading Policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information, including in a “cashless” exercise. Any Insider who possesses material inside information should wait until the start of the third business day after the information has been publicly released before trading. There is no exception to this Trading Policy, even for hardship to the Insider or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3.Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders. Although this Trading Policy does not mean that Insiders may never sell shares, the Company encourages Insiders to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4.Trading in Another Company’s Securities. No Insider should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the Insider learns in the course of his or her employment or service as a director non-public information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a director, officer, or employee learned through his or her role at the Company that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

5.Additional Restrictions on the Window Group. The “Window Group” consists of (i) directors and executive officers of the Company and their assistants and Family Members, (ii) employees in the financial reporting or business development group, and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s General Counsel. The Window Group, and any individual member of the Window Group, is subject to the following restrictions on trading in Company securities in addition to those set forth above:

•Trading Window. Trading is permitted from the start of the third business day following an earnings release with respect to the preceding fiscal period until the first calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below:
oall trades are subject to prior review;

opre-clearance for all trades must be obtained from the Company’s General Counsel (or other Authorizing Officer);

opre-clearance for all exercises of stock options (including compensatory stock options) must be obtained from the Company’s General Counsel (or other Authorizing Officer); and

ono trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer and General Counsel; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other.

•Closing of Trading Window. Note that at times the General Counsel in his or her sole discretion (or other Authorizing Officer) may determine that no trades may occur even during the Window when clearance is requested, and may determine that no trades by any individual member of the Window Group may occur during the Window, whether or not pre-clearance is requested. No reasons may be provided and the closing of the Window itself (or any other trading restriction) may constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). For more information on 10b5-1 Plans, see Section III below.

F.Applicability of U.S. Securities Laws to International Transactions.
All Insiders of the Company and its subsidiaries are subject to this Trading Policy. In addition, U.S. securities laws may be applicable to trades in the Company’s securities executed outside the United States, as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States or if you are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

G.Gifts of Securities.

Gifts of Company securities should only be made (i) when an Insider is not in possession of material inside information and (ii) inside a Window. Gifts of Company securities are otherwise subject to this Trading Policy.

III.RULE 10B5-1 TRADING PLANS, SECTION 16, AND RULE 144

A.Rule 10b5-1 Trading Plans.

1.Overview.

Rule 10b5-1 offers a defense to the charge of illegal insider trading for securities transactions executed according to a plan entered into in accordance with the terms of Rule 10b5-1 and all applicable state laws. 10b5-1 Plans are exempt from the trading restrictions set forth in this Trading Policy. However, the adoption of, and any modification to, or suspension or termination of, any such 10b5-1 Plan will be deemed to be a transaction in the Company’s securities, and such adoption, modification, suspension, or termination is subject to all limitations and prohibitions relating to transactions in the Company’s securities.
Each 10b5-1 Plan, and any modification, suspension, or termination thereof, must be submitted to and pre-approved by the Company’s General Counsel, or such other person as the Board of Directors may designate from time to time (the “Authorizing Officer”), who may impose such conditions on the implementation and operation of the 10b5-1 Plan as the General Counsel or other Authorizing Officer deems necessary or advisable. However, a 10b5-1 Plan’s compliance with Rule 10b5-1 and the execution of transactions pursuant to the 10b5-1 Plan are the sole responsibility of the person initiating the 10b5-1 Plan, not the Company, General Counsel, or any other Authorizing Officer.

Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability (detailed below).

Any person who has adopted a 10b5-1 Plan must act in good faith when the 10b5-1 Plan is adopted and for the duration of the 10b5-1 Plan, and must not enter into a 10b5-1 Plan as part of a plan or scheme to evade the prohibitions of Rule 10b-5. A 10b5-1 Plan must not permit a person to exercise any subsequent influence over how, when, or whether to effect purchases or sales. A 10b5-1 Plan may also help reduce negative publicity that may result when key executives sell the Company’s stock. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer, or employee may adopt a 10b5-1 Plan only when he or she is not in possession of material, inside information, and only during a Window period. Moreover, a “D&O insider” (director or officer of the Company) and any employee must include a representation in each 10b5-1 Plan certifying that (i) such person is not in possession of any material, inside information about the Company or its securities at the time such person adopts or amends a 10b5-1 Plan, and (ii) such person is adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

Although transactions effected under a 10b5-1 Plan will not require further pre-clearance at the time of the trade, any “D&O insider” (as defined above) transaction (including the quantity and price) made pursuant to a 10b5-1 Plan must be reported to the Company promptly on the day of each trade to permit the Company’s filing coordinator to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the insider, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the insider.

The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company’s securities, even pursuant to a previously approved 10b5-1 Plan, if the Authorizing Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company or as may be necessary to address changes to insider trading laws, regulations, or rules of the SEC or any federal or state governmental body or self-regulating organization. Any 10b5-1 Plan submitted for approval hereunder and hereafter should explicitly acknowledge the Company’s right to prohibit transactions in the Company’s securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Section III and result in a loss of the exemption set forth herein.

Officers, directors, and employees may adopt a 10b5-1 Plan with brokers that outline a pre-set plan for trading of the Company’s stock, including the exercise of options. Each 10b5-1 Plan must provide for delayed effectiveness after adoption or amendment (a “cooling-off period”). For a director or officer, trades may not execute under the 10b5-1 Plan until the later of (i) 90 days after the date of adoption or amendment of the 10b5-1 Plan and (ii) two business days following the Company’s filing of a Form 10-Q or 10-K covering the financial reporting period in which the 10b5-1 Plan was adopted or amended, but in no event later than 120 days after the date of adoption or amendment of the 10b5-1 Plan. For traders other than directors and officers, the “cooling-off period” is 30 days after the date of adoption or amendment of the 10b5-1 Plan.

A 10b5-1 Plan must either (i) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (ii) specify or set an objective formula or algorithm for determining the amount of stock to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold.

Overlapping 10b5-1 Plans are prohibited subject to limited exceptions. For example, an individual may adopt a new 10b5-1 Plan to replace an existing 10b5-1 Plan before the scheduled termination date of such existing 10b5-1 Plan, only if the first scheduled trade under the new 10b5-1 Plan does not occur until all trades under existing 10b5-1 Plan are completed or expire without execution (subject to any cooling-off periods).1

In addition, individuals may only enter into one “single-trade” 10b5-1 Plan (a plan designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction) in any 12-month period. The following do not constitute single-trade plans: (a) a 10b5-1 Plan that gives discretion to an agent over whether to execute the 10b5-1 Plan as a single transaction or that provides the agent’s future acts depend on facts not known at the time the 10b5-1 Plan’s adoption and might reasonably result in multiple transactions and (b) sales-to-cover.

During a Window period, trades outside of 10b5-1 Plan instructions that are already in place are permitted, subject to the terms of this Trading Policy and as long as the 10b5-1 Plan continues to be followed.

2.Suspensions and Terminations of and Amendments to Trading Plans.

Suspension or termination of 10b5-1 Plans should occur only in unusual circumstances. Effectiveness of any suspension, termination, or amendment of a 10b5-1 Plan will be subject to the prior review and approval of the General Counsel or other Authorizing Officer. Suspension or termination is effected upon written notice to the broker. Under certain circumstances, a 10b5-1 Plan must be suspended or terminated. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The General Counsel, other Authorizing Officer, or administrator of the Company’s stock plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of suspension or termination.

If a director, officer, or employee terminates a 10b5-1 Plan prior to its stated duration, such person may not trade in Company securities (other than pursuant to another 10b5-1 Plan already in place) for a period of at least 30 days following such termination; provided, however, that any trades following such termination shall comply with this Trading Policy. If an existing 10b5-1 Plan is terminated early and another 10b5-1 Plan is already in place, the first trade under the later-commencing plan must not be scheduled to occur until after the end of the effective cooling-off period following the termination of the earlier 10b5-1 Plan.
1 Other exceptions to the prohibition against overlapping 10b5-1 Plans include: (i) a series of separate contracts with different brokers to execute trades under a 10b5-1 Plan may be treated as a single 10b5-1 Plan so long as the contracts taken together meet the conditions under Rule 10b5-1 and any amendment of one contract is treated as an amendment of all of the contracts under the 10b5-1 Plan; and (ii) a written, irrevocable election to sell a portion of shares as necessary to satisfy tax withholding obligations in connection with the vesting of incentive compensation (“sales-to-cover”), not including sales-to-cover transactions in connection with option exercises, provided that (a) the election is made during an open trading window under this Trading Policy, (b) at the time of the election, the insider is not aware of any material inside information with respect to the Company or any securities of the Company, (c) the sales-to-cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, (d) the insider does not have, and will not attempt to exercise, authority, influence, or control over any such sales-to-cover, and (e) the election contains appropriate representations as to clauses (b)-(d).

A person acting in good faith may amend a prior 10b5-1 Plan so long as such amendments are made during a Window period and at a time when the 10b5-1 Plan participant does not possess material inside information. A person may make amendments to a 10b5-1 Plan without triggering a “cooling-off period” so long as the amendment does not change the pricing provisions of the 10b5-1 Plan, the amount of securities covered under the 10b5-1 Plan or the timing of trades under the 10b5-1 Plan, or where a broker executing trades on behalf of the person is substituted by a different broker (so long as the purchase or sales instructions remain the same).

3.Limitation on Liability.

None of the Company, the General Counsel, other Authorizing Officers, or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a 10b5-1 Plan submitted pursuant to this Section III or a request for pre-clearance submitted pursuant to this Trading Policy. Notwithstanding any review of a 10b5-1 Plan pursuant to this Section III or pre-clearance of a transaction pursuant to this Trading Policy, none of the Company, the General Counsel, other Authorizing Officers, or the Company’s other employees assumes any liability for the legality or consequences of such 10b5-1 Plan or transaction to the person engaging in or adopting such 10b5-1 Plan or transaction.

Exhibit A

Company Trading Policies and Procedures.

These policies and procedures govern repurchases of the Company’s equity securities (“Repurchases”) approved from time to time by the Board of Directors (the “Board”) of the Company to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when the Company is in possession of material inside information concerning the Company (“MII”). Capitalized terms used but not defined herein have the respective meanings given to them in the Company’s Trading Policy.

•Policy. It is the Company’s policy that no Repurchases may take place outside a Window or when the Company is otherwise in possession of MII, other than Repurchases made pursuant to a 10b5-1 Plan or otherwise in compliance with applicable law.

•Trading Activity. Any Repurchases, or the adoption of a 10b5-1 Plan to effect Repurchases, shall be subject to the following procedures:

oThe adoption of a 10b5-1 Plan shall be subject to prior written approval by the General Counsel. The General Counsel shall take such steps as he or she deems reasonably necessary to ascertain that the Company is not in possession of MII at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.

oWith respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the General Counsel or any Authorized Officer become aware of any MII, they shall notify the relevant employee(s) at the Company responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.

oOnce the General Counsel and such Authorized Officer are satisfied that, to their knowledge, the Company is no longer in possession of MII, they shall notify the relevant employee(s) that the Company may resume its Repurchases.

•Recordkeeping. The General Counsel shall maintain a record of the communications referred to in these policies and procedures in compliance with the Company’s recordkeeping policies.

•Training. Company directors, officers, and employees who are involved in the Company’s securities trading activities shall be provided training on the Trading Policy and these policies and procedures consistent with the Company’s employee training policies.

•Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the General Counsel if he or she deems such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.

•Amendments. These policies and procedures must be reviewed periodically as determined by the General Counsel. Any material amendments to these policies and procedures shall require the approval of the General Counsel.